

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2014

<u>Via E-mail</u>
Aliaksandr Savelyeu
President
Sand International Inc.
13 Stusa Street, Lvov Region
Zvirka, Ukraine, 8000

> **Re: Sand International Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 21, 2014**
> **File No. 333-196342**

Dear Mr. Savelyeu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our letter dated June 25, 2014, and your revised disclosure on page 3. Please revise your disclosure to clarify, if true, that neither you nor Mr. Savelyeu have plans to enter into a change of control or similar transaction.

<u>Prospectus Summary, page 5</u>

2.   We note your response to comment 9 of our letter dated June 25, 2014, and your revised disclosure on page 5. We re-issue our comment in part. Please revise your summary to discuss your reasons for pursuing public company status in the United States, particularly at this time in the company's development.

Commence Marketing Campaign, page 18

3.   We note your response to comment 15 of our letter dated June 25, 2014, and your revised disclosure on page 18. Please identify, or provide specific examples of, the shows and exhibitions in the Lvov Region of Ukraine that you intend to attend during the first year of operations.

Description of Business, page 22

4.   We note your response to comment 16 of our letter dated June 25, 2014. Please tell us why you believe that http://www.emfrelief.com/emf.html is a reputable source. Alternatively, please provide additional support for the quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Additionally, please revise your disclosure in your registration statement to clarify what the asterisks are referencing.

Consulting Services, page 24

5.   We note your response to comment 20 of our letter dated June 25, 2014, and your revised disclosure on page 24. Please clarify whether you will need additional equipment, tools, or other materials to provide active shielding services. Please clarify whether Mr. Savelyeu currently owns any such equipment, and how you plan to acquire such equipment in the future.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581, or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: Scott Doney, Esq. *(via e-mail)*